# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pyxis Oncology, Inc., CIK 0001782223
CUSIP: 747324101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 321 Harrison Avenue, Boston, Massachusetts (MA), 02118
Date of event which requires filing of this statement: 12/23/2024
Amends the filing with accession number 0000905148-21-000683
Filed by CIK 0001769457
Persons authorized to receive notices and communications: Pamela Connealy, 321 Harrison Avenue, Boston, Massachusetts (MA), 02118, (617) 351 2575

## Reporting persons
- Lara Sullivan (CIK 0001769457): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 6,624,699; sole dispositive power 0; shared dispositive power 6,624,699; aggregate amount beneficially owned 6,624,699 (10.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Pyxis Oncology, Inc.
Address of issuer's principal executive offices: 321 Harrison Avenue, Boston, Massachusetts (MA), 02118
Comment: This Amendment No. 4 to Schedule 13D ("Amendment No. 4") is being filed by the undersigned, pursuant to Rule 13d-2(a) under the Act, with respect to the Common Stock, $0.001 par value per share (the "Shares"), of Pyxis Oncology, Inc. (the "Issuer"), whose principal executive offices are located at 321 Harrison Avenue, Boston, Massachusetts 02118. This Amendment No. 4 amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on October 22, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed on May 23, 2022, Amendment No. 2 filed on April 4, 2023 and Amendment No. 3 filed on April 3, 2024 (together with this Amendment No. 4, the "Schedule 13D"). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings previously defined in the Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Lara Sullivan
Residence or business address: 321 Harrison Street, Boston, Massachusetts 02118
Present principal occupation or employment: President and Chief Executive Officer, Pyxis Oncology, Inc.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:
In connection with Lara Sullivan's role as Chief Executive Officer of the Issuer, on December 23, 2024, the Issuer granted the Reporting Person a stock option to purchase 1,135,000 Shares at an exercise price of $1.67 per share. Such stock options vest in full on December 23, 2025, subject to the Reporting Person's continued employment through the vesting date.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
The response to Item 3 of this Amendment No. 4 is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:
As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 6,624,699 Shares, representing approximately 10.3% of the total number of shares outstanding. This amount includes: (i) an aggregate 4,220,817 Shares obtainable upon exercise of options, certain of which are subject to vesting upon the Reporting Person's continued employment through the applicable vesting date; and (ii) 537,335 Shares obtainable upon vesting of RSUs, all of which are subject to vesting upon the Reporting Person's continued employment through the applicable vesting date.
The foregoing beneficial ownership percentage is based on the sum of (i) 59,465,729 Shares outstanding as of November 11, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 12, 2024, plus (ii) the 4,220,817 Shares issuable upon exercise of options granted to the Reporting Person, and (iii) the 537,335 Shares issuable upon vesting of RSUs granted to the Reporting Person, each of (ii) and (iii) which have been added to the total Shares outstanding in accordance with Rule 13d-(d)(1)(i) under the Act.
Number of shares as to which each person has sole or shared power to vote or dispose: The response to Item 5(a) of this Amendment No. 4 is incorporated by reference herein.
Transactions in the class effected during the past sixty days: The response to Item 3 of this Amendment No. 4 is incorporated by reference herein. Other than as disclosed in this Amendment No. 4, there have been no transactions in the Shares by the Reporting Person effected during the past sixty days.

## Signatures
- Lara Sullivan: /s/ Lara Sullivan, Lara Sullivan, President and Chief Executive Officer (12/23/2024)